Exhibit 99.2

LENOX WEALTH MANAGEMENT, INC.
8044 Montgomery Road, Suite 480
Cincinnati, Ohio 45236

April 19, 2010

The Franklin Savings and Loan Company
Employee Stock Ownership Plan
Attn: Thomas H. Siemers, Trustee
4750 Ashwood Drive
Cincinnati, Ohio 45241

Dear Tom,

Thank you for your April 16th letter which conveniently declines Lenox’s offer to buy the Franklin Savings & Loan Employee Stock Ownership Plan shares.

As trustee of the ESOP, compensated “Special Advisor” to the Board, and campaign chairman for your own board seat this year, you have established a clear record for the plan’s participants: you have both delayed in responding to and have rejected a repeated and outstanding offer that, both at the time it was made and now, represents a significant premium over the market price of the FFHS shares held in the plan.

This is a continuing breach of your fiduciary duties under the Employee Retirement Income Security Act of 1974.

Lenox is willing to support ESOP participants, including active and retired employees, who are coming forward with legal claims against you and all of FFHS’s Board. We know there are going to be a lot of disappointed and upset participants out there.

Sincerely yours,

/s/ Jason D. Long
Jason D. Long